                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)

                              Mastech Corporation

                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------

                         (Title of Class of Securities)

                                  57632N 10 5
                                 ---------------

                                 (CUSIP Number)

          Check the following box if a fee is being paid with this statement [___]. (A fee is not required only if the filing person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 57632N 10 5               13G                        Page 2 of 6 Pages


1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   Ashok K. Trivedi


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
   (SEE INSTRUCTIONS)                                           (b) [X]

3  SEC USE ONLY


4  CITIZENSHIP OR PLACE OF ORGANIZATION
      United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


        5  SOLE VOTING POWER                                           5,196,304


        6  SHARED VOTING POWER


        7  SOLE DISPOSITIVE POWER                                     7,440,000*


        8  SHARED DISPOSITIVE POWER


9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       7,440,000*


10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
   (SEE INSTRUCTIONS)                                             Not Applicable


11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                        31.7%


12 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                             IN

Item 1(a).  Name of Issuer:

     Mastech Corporation

Item 1(b).  Address of Issuer's Principal Executive Offices:

     1004 McKee Road, Oakdale, PA  15071

Item 2(a).  Name of Person Filing:

     Ashok K. Trivedi

Item 2(b).  Address of Principal Business Office or, if none, Residence:

     1004 McKee Road, Oakdale, PA  15071

Item 2(c).  Citizenship:

     United States

Item 2(d).  Title of Class of Securities:

     Common Stock, Par Value $.01 Per Share

Item 2(e).  CUSIP Number:

     57632N 10 5

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

     Not Applicable

Item 4.  Ownership

(a)  Amount Beneficially Owned:
     7,440,000*

(b)  Percent of Class:
     31.7%

(c)  Number of shares as to which such person has:

              (i)  sole power to vote or to direct the vote:

                       5,196,304 shares

              (ii) shared power to vote or to direct the vote:

                       Not Applicable

             (iii)  sole power to dispose or to direct the disposition of:

                       7,440,000 shares*

             (iv) shared power to dispose or to direct the disposition of:

                       Not Applicable

Item 5.  Ownership of Five Percent or Less of a Class

     Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

     Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company

     Not Applicable

Item 8.  Identification and Class of Members of the Group

     Not Applicable

Item 9.  Notice of Dissolution of Group

     Not Applicable

Item 10.  Certification

     Not Applicable

*See Exhibit A

                                   SIGNATURE
                                   ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             2/10/98
                              ------------------------------------------------
                              Date

                              /s/Ashok K. Trivedi
                              --------------------------------------------------
                              Signature

                              Ashok K. Trivedi
                              --------------------------------------------------
                              Name/Title

                                   Exhibit A
                                   ---------

* Includes 2,243,696 shares held by various family trusts as to which the Reporting Person serves as a co-trustee with sole dispositive powers over the trust assets but no voting power over such assets.